William B. Masters
Direct Dial 504-582-8278
Direct Fax 504-589-8278
bmasters@joneswalker.com
September 29, 2006
Via EDGAR and
Facsimile (202) 772-9368
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549 — 7010

Attn:	Carmen Moncada-Terry H. Roger Schwall
Re.	Superior Energy Services, Inc. Registration Statement on Form S-4 Filed August 16, 2006 File No. 333-136686
Ladies and Gentlemen:
     This letter is being filed on behalf of Superior Energy Services, Inc. (the “Company”) in response to the comments received from the Commission’s staff by facsimile transmission on September 14, 2006 with respect to the above-captioned Registration Statement on Form S-4. To expedite your review of the response set forth below, we have numbered and reproduced in italics the full text of the staff’s comment followed by the response.
Form S-4 filed August 16, 2006
1.	We note that you are registering the new notes in reliance on the staff’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) regarding resales, and Shearman & Sterling (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment, please provide a supplemental letter to the staff stating that the issuer is registering the exchange offer in reliance on the staff’s position in such letters and including the statements and representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling letters. We may comment further upon reviewing your response.
Response

We have provided a copy of the requested supplemental letter to the staff.

Securities and Exchange Commission
September 29, 2006

Incorporation by Reference, page ii
2.	Please revise to incorporate by reference the Form 10-Q for the period ended March 31, 2006.
Response

On page ii of our responsive amendment to the Registration Statement, we have incorporated by reference the Form 10-Q for the period ended March 31, 2006.
Legal Matters, page 28
3.	Revise to disclose that counsel will also opine on the legality of the guarantees.
Response

On page 78 of our responsive amendment to the Registration Statement, we have amended the language to read as follows:

“Certain legal matters with respect to the exchange notes we are offering and the guarantees will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre, L.L.P., New Orleans, Louisiana.”
Exhibit 5.1
4.	Please obtain an opinion of counsel that opines on all applicable law. The attempt to limit the opinion to the laws of Louisiana appears to be inappropriate given that the issuer of the senior notes is incorporated in Delaware, the indentures is governed by New York law, and some of the guarantees are governed by the laws of Texas and Delaware.
Response

We have revised our opinion of counsel to opine on all applicable law.
     Thank you for your assistance with this filing. If you have questions or comments, please call me at your convenience at (504) 582-8278.
Sincerely,
/s/ William B. Masters
William B. Masters
cc: Robert S. Taylor